Exhibit 99.1

September 4, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Participation in Equity Offering of its Consolidated Subsidiary, First Capital Realty Inc.

The Company is pleased to report that on September 3, 2014, First Capital Realty Inc. (“FCR”), a fully consolidated subsidiary of the Company, whose shares are traded on the Toronto Stock Exchange, announced an offering of 5.25 million common shares, at a price of C$ 19.06, for an aggregate of approximately C$ 100 million.

Pursuant to the offering, the Company has agreed to acquire 883,000 FCR common shares (comprising approximately 0.41% of FCR’s share capital and voting rights). FCR also granted its underwriting syndicate a 30-day over-allotment option to purchase up to an additional 787,500 shares at the offering price, which if exercised in full, would increase the gross offering size to C$ 115 million.

Due to the aforementioned acquisition of the FCR shares by the Company (on the assumption that FCR will offer the aforementioned amount but not exercise the over-allotment option), the latter will hold, through wholly-owned, private subsidiaries, 44.25% of FCR’s share capital (39.9% on a fully-diluted basis). The offering will not have a material impact on the shareholders equity of the Company.

An additional immediate report will be published on the completion of the offering.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.